UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MobileIron, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

60739U204

(CUSIP Number)

September 30, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60739U204	SCHEDULE 13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS LB 2, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,610,086
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,610,086
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,610,086
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%(1)
12.	TYPE OF REPORTING PERSON (see instructions) OO (LLC)

(1)	The percentage owned is based on 78,788,392 shares of Common Stock outstanding as of August 5, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015, which was filed with the SEC on August 6, 2015.

CUSIP No. 60739U204	SCHEDULE 13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Vincent C. Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,243,706
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,243,706
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,243,706
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%(1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The percentage owned is based on 78,788,392 shares of Common Stock outstanding as of August 5, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015, which was filed with the SEC on August 6, 2015.

CUSIP No. 60739U204	SCHEDULE 13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer

This Schedule 13G (this “Statement”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of MobileIron, Inc., a Delaware corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices

415 East Middlefield Road

Mountain View, CA 94043

Item 2.

(a)	Name of Person Filing

This Statement is filed by (i) LB 2, LLC, a California limited liability company (“LB 2”), and (ii) Vincent C. Smith, an individual (“Mr. Smith” and, together with LB 2, the “Reporting Persons”). Mr. Smith is the Manager of LB 2 and has the sole right to vote and dispose of the shares of Common Stock held by LB 2.

The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 1.

(b)	Address of Principal Business Office or, if none, Residence

The business address for each of the Reporting Persons is 2560 East Chapman Avenue #173, Orange, CA 92869.

(c)	Citizenship

LB 2 is a limited liability company organized under the laws of California. Mr. Smith is a citizen of the United States of America.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP No.

60739U204

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 60739U204	SCHEDULE 13G	Page 5 of 7 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

The information set forth on the Cover Pages to this Statement is incorporated by reference into this Item 4.

LB 2, LLC

(a)	Amount beneficially owned: 1,610,086
(b)	Percent of class: 2.0%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,610,086
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,610,086

Mr. Smith is the Manager of LB 2 and has the sole right to vote and dispose of the shares of Common Stock reported by LB 2, and LB 2 has the shared right to vote and dispose of the shares of Common Stock that it holds. As a result, LB 2 is reporting the beneficial ownership of an aggregate of 1,610,086 shares of Common Stock.

Vincent C. Smith

(a)	Amount beneficially owned: 4,243,706
(b)	Percent of class: 5.4%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 4,243,706
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 4,243,706
(iv)	Shared power to dispose or to direct the disposition of: 0

Mr. Smith has the sole right to vote and dispose of the shares of Common Stock reported by him and by LB 2. As a result, Mr. Smith is reporting the beneficial ownership of an aggregate of 4,287,306 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

CUSIP No. 60739U204	SCHEDULE 13G	Page 6 of 7 Pages

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 60739U204	SCHEDULE 13G	Page 7 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 9, 2015

Vincent C. Smith

/s/ Vincent C. Smith

LB 2, LLC

By:	/s/ Vincent C. Smith
Name:	Vincent C. Smith
Title:	Manager